NO ACT

ICA

3(a)(1), 7(a)

8/30/12

12000256

August 30, 2012
Our Ref. No. 20123231055
Linn Energy, LLC
File No. 000-51719

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated August 30, 2012 requests our assurance that we will not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 7(a) of the Investment Company Act of 1940 ("1940 Act") against Linn Energy, LLC ("LINN"), a Delaware limited liability company that is an oil and natural gas company, or Linn Co, LLC, a Delaware limited liability company ("LinnCo") created by LINN, if LinnCo operates in the manner described below without registering with the Commission as an investment company under the 1940 Act.

I. Facts

You state the following:

- LINN, formed in 2003, is a U.S.-focused, independent oil and natural gas company. LINN is focused on the development and acquisition of long-life oil and natural gas properties. Units representing limited liability company interests in LINN ("Units") are listed on The NASDAQ Global Select Market ("NASDAQ").

- LINN is treated as a partnership for U.S. federal income tax purposes. As a tax partnership, LINN pays no federal income tax and, instead, LINN's income and deductions are allocated to the holders of Units. This tax treatment is unattractive to tax-exempt investors and foreign investors, for administrative reasons and issues involving "unrelated business income tax" under the Internal Revenue Code.

- LINN has formed LinnCo as an additional means for LINN to raise capital in the public equity markets to finance its oil and gas property acquisition strategy. LinnCo will raise capital by selling to the public its common shares ("Shares") and will use the proceeds from such sales to purchase an equal number of newly issued Units in LINN. LINN in turn will use the proceeds from the sale of Units to LinnCo to finance its oil and gas property acquisition strategy and for general corporate purposes. The Shares will be listed on NASDAQ. The purpose of LinnCo will be to own Units and to distribute to the holders of Shares the cash it receives in respect of its ownership of Units, net of reserves for income taxes payable by LinnCo. LinnCo will make an election to be treated as a corporation for federal income tax purposes, so that investing in Shares will offer tax-exempt and foreign investors a means to indirectly invest in Units while avoiding the unfavorable tax treatment that would apply if those investors owned the Units directly.

II. Legal Analysis

You state that substantially all of LINN's assets consist of oil and gas properties and related assets which are not securities and that LINN is not an investment company within the meaning of Section 3(a)(1) of the 1940 Act.[1] You also state that LinnCo, following its initial public offering, would own Units representing at least 13% of Units currently outstanding, which, together with cash and cash equivalents, will comprise all of LinnCo's assets. You state that LinnCo, therefore, might be deemed to meet the definition of investment company in Section 3(a)(1)(A) or 3(a)(1)(C) of the 1940 Act.

You state that, because LinnCo will operate solely as a means for investors to invest indirectly in Units, providing them with the ability to hold interests that mirror the voting and distribution rights of holders of Units, without the unfavorable tax treatment that would apply if they directly owned Units, LinnCo does not raise the concerns underlying the 1940 Act and is not the type of entity intended to be covered by the 1940 Act. Therefore, you request our assurance that we will not recommend enforcement action to the Commission under Section 7(a) of the 1940 Act against LINN or LinnCo, if LinnCo operates in the manner described in this letter without registering with the Commission as an investment company under the 1940 Act.[2]

In support of your request, you state that under LinnCo's governing documents:

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1 Section 3(a)(1) of the 1940 Act defines "investment company" to mean "any issuer which-- (A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; (B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or (C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

2 Section 7(a) provides that "No investment company organized or otherwise created under the laws of the United States or of a State and having a board of directors, unless registered under section 8, shall directly or indirectly-- (1) offer for sale, sell, or deliver after sale, by the use of the mails or any means or instrumentality of interstate commerce, any security or any interest in a security, whether the issuer of such security is such investment company or another person; or offer for sale, sell, or deliver after sale any such security or interest, having reason to believe that such security or interest will be made the subject of a public offering by use of the mails or any means or instrumentality of interstate commerce; (2) purchase, redeem, retire, or otherwise acquire or attempt to acquire, by use of the mails or any means or instrumentality of interstate commerce, any security or any interest in a security, whether the issuer of such security is such investment company or another person; (3) control any investment company which does any of the acts enumerated in paragraphs (1) and (2); (4) engage in any business in interstate commerce; or (5) control any company which is engaged in any business in interstate commerce."

- LinnCo is required to maintain a one-to-one relationship between the number of Units it owns and the number of Shares outstanding, and to vote the Units it holds proportionately at the direction of the holders of Shares, thereby effectively giving each holder of Shares the same voting power with respect to LINN as if such holder directly owned an equivalent number of Units;

- LinnCo will issue a non-economic voting share to LINN, giving LINN the sole power to elect the board of directors of LinnCo, and the board will be responsible for carrying out the purpose and activities of LinnCo, directing the vote of Units owned by LinnCo, and exercising any rights thereto at the direction of the holders of Shares;[3]

- LinnCo is not permitted to engage in any activities other than holding Units and distributing the cash distributions that it receives on the Units that it holds to the holders of Shares, net of reserves for taxes payable by LinnCo;

- LinnCo is prohibited from borrowing money, issuing debt or options, warrants or other securities entitling the holder to purchase Shares (other than in connection with employee benefit plans), liquidating, merging or recapitalizing, or selling, pledging or transferring any Units, revoking or changing its election to be treated as a corporation for U.S. federal income tax purposes, or using the proceeds from the sale of Shares other than to purchase Units; and

- LINN has agreed to provide LinnCo certain financial, legal, accounting, tax advisory, financial advisory and engineering services or to pay on LinnCo's behalf or reimburse LinnCo for any expenses incurred in connection with securing these services from third parties, as well as printing costs and other administrative and out-of-pocket expenses that LinnCo incurs, along with any other expenses that LinnCo will incur in connection with any offering of Shares or as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to LinnCo shareholders, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, independent auditor fees and registrar and transfer agent fees. LINN will also provide LinnCo with cash management services, including treasury services with respect to the payment of dividends and allocation of reserves for taxes. In addition, LINN will indemnify LinnCo for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo's activities.

You state that all of these provisions are intended to place the holders of Shares in the same position with respect to governance and economics, other than with respect to taxes, of LINN as direct holders of Units.

You represent that LinnCo will not hold itself out as being engaged in the business of investing, reinvesting or trading in securities, and will not acquire any investment securities, as that term is defined in Section 3(a)(2) of the 1940 Act, except

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3 You state that at this time LINN intends to elect the same members to LinnCo's board as currently serve on LINN's board of directors.

Units of LINN as described above and, for cash management purposes, obligations of the U.S. government, any agency thereof, or obligations guaranteed by either; commercial paper; term deposits and certificates of deposit; and shares of money market funds invested in the foregoing. You also represent that any cash and cash equivalents that LinnCo holds will be limited to distributions that it receives in respect of the Units until they are distributed to holders of Shares, and reserves for income taxes payable by LinnCo.

III. Conclusion

Based on the facts and representations in your letter, and without necessarily agreeing with your legal analysis, we would not recommend enforcement action to the Commission under Section 7(a) of the 1940 Act against LINN or LinnCo, if LinnCo operates in the manner described above without registering with the Commission as an investment company under the 1940 Act. This response expresses our views on enforcement action only and does not express any legal or interpretive conclusion on the issues presented. Because our views are based on the facts and representations set forth in your letter, any different facts or representations may require a different conclusion.[4]

Lily C. Reid
Senior Counsel

[4] The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. *See* Informal Guidance Program for Small Entities, Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact-specific nature of LINN's and LinnCo's request, however, the position expressed in this letter applies only to LINN and LinnCo, and no other entity may rely on this position.

BAKER BOTTS LLP

30 ROCKEFELLER PLAZA
NEW YORK, NEW YORK
10112-4498

TEL +1 212.408.2500
FAX +1 212.408.2501
www.bakerbotts.com

ABU DHABI
AUSTIN
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LONDON
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WASHINGTON

August 30, 2012

BY ELECTRONIC MAIL

Douglas J. Scheidt, Esq.
Associate Director and Chief Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Scheidt:

We are writing on behalf of Linn Energy, LLC, a Delaware limited liability company ("LINN") that is an independent oil and natural gas company. Units representing limited liability company interests in LINN ("Units") are listed on The NASDAQ Global Select Market ("NASDAQ"). LINN is treated as a partnership for U.S. federal income tax purposes, even though it is organized as a limited liability company under state law. As a tax partnership, LINN pays no U.S. federal income tax; instead, LINN's income and deductions are allocated to holders of Units. Generally, the net taxable income allocated from LINN to a holder of Units is less than the amount of the quarterly distributions paid on the Units.

LINN has formed a Delaware limited liability company ("LinnCo") as an additional means for LINN to raise capital in the public equity markets to finance its oil and gas property acquisition strategy. LinnCo will make a "check the box" election to be treated as a corporation for U.S. federal income tax purposes. LinnCo will raise capital by selling to the public its common shares ("Shares"), and will use the proceeds from such sales to purchase an equal number of Units in LINN. As with LINN Units, LinnCo Shares will be listed on NASDAQ. LINN will in turn use the proceeds from the sale of these Units to finance its acquisition strategy and for general corporate purposes. The purpose of LinnCo will be to own Units and to distribute to holders of Shares the cash it receives in respect of its ownership of Units, net of reserves for income taxes payable by LinnCo. LinnCo will not be permitted to engage in activities other than holding Units, though it may from time to time hold cash balances in cash and cash-equivalent instruments.[1] As such, LinnCo may be deemed to meet the threshold definition of an "investment company," as defined in the Investment Company Act of 1940 (the "Investment Company Act"), discussed below.

[1] Cash balances may be invested in specified instruments, subject to duration and credit rating requirements, consisting of obligations of the U.S. government, any agency thereof, or obligations guaranteed by either; commercial paper; term deposits and certificates of deposit; and shares of money market funds invested in the foregoing.

We hereby respectfully request confirmation that, based on the facts and circumstances described in this letter, you will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") under Section 7(a) of the Investment Company Act against LINN or LinnCo, if LinnCo operates in the manner described in this letter without registering as an investment company under the Investment Company Act.

I. Background

LINN, formed in 2003, is an independent oil and natural gas company focused on the development and acquisition of long-life oil and natural gas properties which complement its existing asset profile in producing basins within the United States. Its existing properties, owned through direct or indirect wholly-owned subsidiaries, are currently located in eight operating regions in the United States:

- Mid-Continent, which includes properties in Oklahoma, Louisiana and the eastern portion of the Texas Panhandle (including the Granite Wash and Cleveland horizontal plays);
- Hugoton Basin, which includes properties located primarily in Kansas and the Shallow Texas Panhandle;
- Green River Basin, which includes properties located in southwest Wyoming;
- Permian Basin, which includes areas in west Texas and southeast New Mexico;
- Michigan/Illinois, which includes the Antrim Shale formation in the northern part of Michigan and oil properties in southern Illinois;
- California, which includes the Brea Olinda Field of the Los Angeles Basin;
- Williston/Powder River Basin, which includes the Bakken formation in North Dakota and the Powder River Basin in Wyoming; and
- East Texas.

LINN's total proved reserves at December 31, 2011 were 3.4 Tcfe, of which approximately 34% were oil, 50% were natural gas and 16% were natural gas liquids. Approximately 60% of LINN's total proved reserves were classified as proved developed, with a total standardized measure of discounted future net cash flows of $6.6 billion.

LINN's primary goal is to provide stability and growth of distributions for the long-term benefit of holders of Units. A key element of LINN's business strategy for achieving this goal is the acquisition of oil and natural gas properties that are financially accretive and offer stable, long-life, high-quality production. LINN then seeks to efficiently develop and operate such properties in order to increase cash flow to LINN and allow it to maintain or grow distributions over time. LINN frequently raises capital in the equity and debt capital markets to implement this acquisition strategy. Since January 1, 2007, LINN has completed 39 acquisitions of working and royalty interests in oil and natural gas properties and related gathering and pipeline assets, acquiring a total of approximately 4.4 Tcfe of proved oil and gas reserves for aggregate consideration of approximately $9.1 billion. Since its initial public offering in 2006, LINN has financed its acquisitions through six public equity offerings, three private equity offerings, and seven Rule 144A debt offerings.

The purpose of LinnCo and its initial public offering of Shares is to expand the potential investor base for LINN and improve its ability to finance its acquisition strategy by providing an alternative means for certain investors to invest in Units. Because LINN is treated as a partnership for U.S. federal income tax purposes, holders of Units are taxed on their share of LINN's net income, reported on Schedule K-1. This tax treatment is unattractive to many investors, including tax-exempt investors and foreign investors.

Because LINN's income is allocated to the holders of its Units and the business activities of LINN are attributed to the holders of its Units for U.S. federal income tax purposes, direct ownership of Units would cause the net income allocated to the Units held by most tax-exempt investors (including IRAs and other tax-exempt retirement accounts) to be subject to the "unrelated business income tax" under Section 511 of the Internal Revenue Code, and might cause a charitable organization to lose its tax-exempt status. For non-U.S. investors, direct ownership of Units would require the investor to file U.S. federal and state income tax returns and might cause that investor to become subject to U.S. federal and state taxes on other, unrelated, income. These factors effectively prevent most tax-exempt organizations and non-U.S. investors from directly holding Units. In addition, many other investors prefer not to invest in pass-through entities such as LINN because of the relatively greater administrative burden of receiving a Schedule K-1 as compared to a Form 1099 in respect of their taxable income, and the resulting obligation to file state tax returns in all of the states in which the pass-through entity operates.

LinnCo offers these investors a means to indirectly invest in Units, providing them with the ability to hold interests that mirror the voting and distribution rights of holders of Units, while allowing those investors to avoid the unfavorable tax treatment that would apply if they directly owned Units.

Proceeds raised through the initial public offering of Shares will be used by LinnCo to purchase newly issued Units. Although the size of the initial public offering of Shares would be subject to market and other conditions at its commencement, LINN currently anticipates that the offering would raise at least one billion dollars ($1,000,000,000.00). Based on the market capitalization of LINN as of August 30, 2012, LinnCo, following its initial public offering, would own Units representing at least 13% of Units currently outstanding. Units of

LINN, together with cash and cash equivalents, will comprise all of LinnCo's assets. LINN anticipates that additional offerings of Shares, along with additional offerings of Units, would be made from time to time in the future to finance future acquisitions and for general corporate purposes.

Under its governing documents, LinnCo will be required to maintain a one-to-one relationship between the number of Units it owns and the number of Shares outstanding, and will be required to vote the Units it holds proportionately at the direction of the holders of the Shares, thereby effectively giving each holder of Shares the same voting power with respect to LINN as if such holder directly owned an equivalent number of Units.[2] All matters submitted to a vote of Units will also be submitted to a vote of Shares. In addition, holders of Shares would have the right to vote on all amendments to LinnCo's governing documents that would adversely affect them, including any waivers or amendments to the various protective provisions discussed below, as well as any matters on which they are required to vote under applicable law or stock exchange rules.

LinnCo's governing documents will contain protective provisions that will:

- limit its activities to holding Units and distributing the cash distributions that it receives on the Units that it holds to the holders of Shares, net of reserves for taxes payable by LinnCo;
- prohibit it from issuing any class of equity other than the Shares and the non-economic voting share to be issued to LINN;
- prohibit it from borrowing money or issuing debt;
- prohibit it from selling, pledging or otherwise transferring any Units;
- prohibit it from issuing options, warrants or other securities entitling the holder to purchase Shares (other than in connection with employee benefit plans);
- prohibit it from liquidating, merging or recapitalizing;

[2] In addition to Shares sold to the public, LinnCo will issue a non-economic voting share to LINN, giving LINN the sole power to elect the board of directors of LinnCo. The board will be responsible for carrying out the purpose and activities of LinnCo and for directing the vote of Units owned by LinnCo or exercising any rights with respect thereto at the direction of holders of Shares. Because LINN will hold the sole power to elect the board of LinnCo, LinnCo will be a "controlled company" under NASDAQ Rule 5615. At this time, LINN intends to elect the same members to its board as currently serve on LINN's board of directors. The members of LinnCo's audit committee will be independent with respect to each of LinnCo and LINN as required under Rule 10A-3 under the Securities Exchange Act of 1934, and will comprise the same members as LINN's audit committee, as permitted by the exemption for affiliate audit committee members provided in Rule 10A-3(b)(1)(iv)(B).

- prohibit it from revoking or changing LinnCo's election to be treated as a corporation for U.S. federal income tax purposes; and
- prohibit it from using the proceeds from sales of Shares other than to purchase Units.

In addition, LINN has agreed to provide LinnCo certain financial, legal, accounting, tax advisory, financial advisory and engineering services or to pay on LinnCo's behalf or reimburse LinnCo for any expenses incurred in connection with securing these services from third parties, as well as printing costs and other administrative and out-of-pocket expenses that LinnCo incurs, along with any other expenses that LinnCo will incur in connection with any offering of Shares or as a result of being a publicly traded entity, including costs associated with annual, quarterly and other reports to LinnCo shareholders, tax return and Form 1099 preparation and distribution, NASDAQ listing fees, independent auditor fees and registrar and transfer agent fees. LINN will also provide LinnCo with cash management services, including treasury services with respect to the payment of dividends and allocation of reserves for taxes. In addition, LINN will indemnify LinnCo for damages suffered or costs incurred (other than income taxes payable by LinnCo) in connection with carrying out LinnCo's activities. As a result, holders of Shares will not bear any costs (other than income taxes) associated with LinnCo carrying out its activities. All of these provisions are intended to place holders of Shares in the same position with respect to governance and economics, other than with respect to taxes, of LINN as direct holders of Units.

II. Analysis

LinnCo will operate solely as a means for investors to invest indirectly in Units, providing them with the ability to hold interests that mirror the voting and distribution rights of holders of Units, without the unfavorable tax treatment that would apply if they directly owned Units. The Units are interests in a company, LINN, which, as detailed below, is not an investment company as defined in Section 3(a)(1) of the Investment Company Act. Thus, LinnCo does not raise the concerns underlying the Investment Company Act and is not the type of entity intended to be covered by the Investment Company Act.[3]

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[3] Section 3(a)(1) defines an "investment company" as any issuer which:

(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;

(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of government securities and cash items) on an unconsolidated basis.

Section 3(a)(1)(A): LINN is not a company which is, holds itself out to be, or proposes to be "engaged primarily in the business of investing in securities," for purposes of Section 3(a)(1)(A) of the Investment Company Act. Rather, as described in greater detail below, LINN is an issuer which, directly and through its wholly-owned subsidiaries, is primarily engaged in a business other than that of investing, reinvesting or trading in securities.

Although the Investment Company Act does not define "engaged primarily," there is a well-established five-factor qualitative and quantitative test to determine whether an issuer is "engaged primarily" in the business of investing in securities.[4] The test was first articulated in *Tonopah Mining Co. of Nevada*.[5] The five *Tonopah* factors are: (1) the issuer's historical development; (2) the issuer's public representations of policy; (3) the activities of the issuer's officers and directors; (4) the nature of the issuer's current assets; and (5) the current source of the issuer's income.[6]

Historical Development. LINN is devoted to the acquisition of oil and natural gas properties that are financially accretive and offer stable, long-life, high quality production. LINN then seeks to efficiently develop and operate such properties in order to increase cash flow to LINN and allow it to maintain or grow distributions over time. LINN frequently raises capital in the equity and debt capital markets to implement this acquisition strategy. Since January 1, 2007, LINN has completed 39 acquisitions of working and royalty interests in oil and natural gas properties and related gathering and pipeline assets, acquiring a total of approximately 4.4 Tcfe of proved oil and gas reserves for aggregate consideration of approximately $9.1 billion.

Public Representations. LINN's public filings confirm that it is an independent oil and natural gas company focused on the development and acquisition of long-life oil and natural gas properties which complement its existing asset profile in producing basins within the United States.

Activities of Officers and Directors. LINN's management team devotes substantially all of its time to the oil and natural gas business of LINN, rather than to investments in investment securities.

Nature of its Assets. LINN is an independent oil and natural gas company focused on the development and acquisition of long-life oil and natural gas properties which complement its existing asset profile in producing basins within the United States. Its existing properties, owned through direct or indirect wholly-owned subsidiaries, are currently located in eight operating regions in the United States. LINN's total proved reserves at December 31, 2011 were 3.4 Tcfe, of which approximately 34% were oil, 50% were natural gas and 16% were natural gas liquids. Approximately 60% of LINN's total proved reserves were classified as proved developed, with a total standardized measure of discounted future net cash flows of $6.6 billion.

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[4] *See, e.g., Xplornet Comm., Inc.*, SEC No-Action Letter, 2012 WL 106520 (Jan. 11, 2012).
[5] 26 SEC 426 (1947).
[6] *Id.* at 427.

Investment securities comprise a *de minimis* portion of the value of LINN's total assets. For instance, as of June 30, 2012, LINN held either no, or at most $1 million, of "investment securities," as compared to its total assets of $11.2 billion (as described in greater detail below). As in the *Accor Services* no-action letter, LINN's holding of these investment securities is "consistent with the nature of the treasury management function as being incidental to [its] main business."[7]

Sources of Income. For the six months ended June 30, 2012, LINN had total revenues of $1.2 billion and net income of $230.9 million. LINN's income from investment securities for this period, on the other hand, was $92,846.73. As in *Accor*, it is thus evident that neither LINN nor its investors "are relying on the income derived from the temporary investment of cash as the main driver of the business."[8]

Section 3(a)(1)(C):[9] As of June 30, 2012, LINN had total assets on an unconsolidated basis of $8.3 billion as set forth in the table below.

	June 30, 2012 (in thousands)
ASSETS	
Current assets:	
Cash and cash equivalents	$29
Intercompany receivables	3,308,299
Total current assets	3,308,328
Noncurrent assets:	
Investment in subsidiaries	4,790,543
Deferred financing fees, net	115,526
Intercompany notes receivable	46,400
	4,952,469
Total assets	$8,260,797

As illustrated in the table above, out of LINN's $8.3 billion total unconsolidated assets, $29,000 consisted of cash and cash equivalents, including money market securities. The portion of LINN's assets that consisted of intercompany receivables and deferred financing fees

[7] SEC No-Action Letter, 2010 WL 2256345 (June 7, 2010).
[8] *Id.*
[9] Section 3(a)(1)(B) is, by its terms, inapplicable to the present circumstances.

are not "securities" as defined under Section 2(a)(36) of the Investment Company Act. In addition, Section 3(a)(2) of the Investment Company Act explicitly excludes securities issued by majority-owned subsidiaries which, as here, (i) are not investment companies and (ii) are not relying on the exception from the definition of an investment company under Section 3(c)(1) or 3(c)(7) of the Investment Company Act from the definition of "investment securities" for purposes of Section 3(a)(1)(C) of the Investment Company Act. Thus, LINN's investments in its subsidiaries and its intercompany notes receivable are not "investment securities," because each of LINN's direct or indirect subsidiaries is wholly-owned and none of such subsidiaries is itself an investment company or an entity relying on any of the exceptions contained in Section 3(c) of the Investment Company Act. Therefore, merely $29,000 (less the portion consisting of cash, since cash is not a "security" under the Investment Company Act) of LINN's $8.3 billion total assets on an unconsolidated basis consists of "investment securities." As such, LINN is not within the Section 3(a)(1)(C) definition of an investment company, because it does not own "investment securities" having a value exceeding 40 percent of the value of its total assets on an unconsolidated basis, and LINN does not propose to exceed that limitation.

As noted in the description of LINN's assets contained in the preceding section, LINN is in the business of owning and developing oil and gas properties. When determined on a consolidated basis, as of June 30, 2012, LINN had total assets of $11.2 billion. As of the same date, LINN had holdings of securities consisting of (i) $4.8 billion in direct or indirect interests in its wholly owned subsidiaries, (ii) $46.4 million in intercompany notes receivable and (iii) interests in money market funds equal to $1 million. All of LINN's existing properties, which are oil and gas properties and related assets which are not securities, are owned through LINN's direct or indirect wholly-owned subsidiaries. As noted in the preceding paragraph, LINN's direct or indirect interests in its wholly owned subsidiaries and intercompany notes receivable are not "investment securities" for purposes of Section 3(a)(1)(C) of the Investment Company Act. We note that the staff has previously granted no-action relief to allow money market fund shares to be treated as cash items and not "investment securities" for purposes of Section 3(a)(1)(C) and Rule 3a-1.[10] Even if the money market funds held by LINN are considered "investment securities," the $1 million of such securities would comprise a *de minimis* portion of LINN's total assets, which were $11.2 billion on a consolidated basis as of the same date, and LINN does not propose to exceed the applicable limitations in the future. Thus, substantially all of LINN's assets, on either an unconsolidated or a consolidated basis, consist of oil and gas properties and related assets which are not securities.

In addition, LINN and LinnCo agree that:

- LinnCo will not hold itself out as being engaged in the business of investing, reinvesting, or trading in securities.

- LinnCo will not acquire any investment securities, as that term is defined in Section 3(a)(2) of the Investment Company Act, except Units of LINN

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[10] *See Willkie Farr & Gallagher*, SEC No-Action Letter, 2000 WL 1585635 (Oct 23, 2000).

and, for cash management purposes, obligations of the U.S. government, any agency thereof, or obligations guaranteed by either; commercial paper; term deposits and certificates of deposit; and shares of money market funds invested in the foregoing.

- LinnCo's holdings of cash and cash equivalents will be limited to distributions that it receives in respect of the Units until they are distributed to holders of Shares, and reserves for income taxes payable by LinnCo.

III. Conclusion

Based on the discussion and analysis above, we respectfully request confirmation that you will not recommend enforcement action to the Commission under Section 7(a) of the Investment Company Act against LINN or LinnCo, if LinnCo operates in the manner described above without registering with the Commission as an investment company under the Investment Company Act.

If you have any questions or require additional information regarding this matter, please call the undersigned at 212-408-2515 or my colleagues Kelly Rose at 713-229-1796 and James Marshall at 713-229-1156.

Very truly yours,

BAKER BOTTS L.L.P.

By: Yasho Lahiri
Yasho Lahiri

cc: Charlene A. Ripley, Senior Vice President and General Counsel, Linn Energy, LLC

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